Exhibit (a)(1)(F)

EMPLOYEE ANNOUNCEMENT SUMMARIZING THE OFFER AND DIRECTING EMPLOYEES TO FURTHER INFORMATION

To: All Diamond employees

From: Adam Gutstein, President & CEO

Subject: Q3 FY09 Earnings and Commencement of an Employee Equity Tender Offer

Colleagues, this morning we released our third fiscal quarter results, which can be found in the Investor Relations section of our website. While our net revenue line was less than we expected, our other operating metrics were strong. We are operating our business well in the context of a very challenging environment.

In addition to our earnings information, the Company is also announcing this morning an internal Tender Offer. This announcement is part of an initiative to change our variable compensation program. We are shifting our bonus model from a mix of cash and equity to primarily cash, creating a more competitive compensation model that is better aligned with others in our industry. There are two elements to the change, the Tender Offer and the discontinuation of annual equity grants. I will give you a brief overview of the Tender Offer here. You will get additional information today from our Equity Programs team, including the official Tender Offer documents and an Election Form.

As you know, Diamond has historically relied heavily on stock-based variable compensation. To remain competitive in the marketplace for employees and to provide the desired incentive for performance, the partners and our Board of Directors believe that Diamond should increase the cash component of its variable compensation program. The successful completion of this Tender Offer is the start of that transition. Beginning this April we will discontinue the equity portion of our annual performance-based bonuses. In the future, we plan to continue to grant equity exclusively for new hires and at key promotion points.

Through this Tender Offer, Diamond is offering to exchange employee unvested Restricted Stock Units for Diamond common stock. Restricted Stock Units previously granted to you from annual awards for fiscal years 2005, 2006, 2007 and 2008 that have not vested and are not scheduled to vest prior to March 1, 2009 are the “eligible RSUs”. They may be exchanged for shares of Diamond common stock at an exchange ratio of 0.80 shares per each eligible RSU. The shares will be subject to a restriction on sale or transfer for six months for non-partner employees (up to two years for partners and for four years for the CEO and CFO), but otherwise are the same as other Diamond shares you may currently own. The tender offer will remain open until 12:00 midnight, New York City Time, on March 9, 2009 (unless the Company extends the expiration of the Tender Offer).

We believe that the Tender Offer provides you with an attractive opportunity to increase your current holdings of Diamond common stock while allowing Diamond to reduce its outstanding unvested stock awards and begin its plan to decrease reliance on stock awards and to increase its use of cash awards for variable compensation. Participation in the Tender Offer is completely voluntary. Please review carefully the information you will receive via email today from the Equity Programs team.

Again, I hope you are seeing how we are taking actions in the short-term to strengthen the Company both for the current environment and for the future. If you have any questions about the state of our business, feel free to speak with any of the partners, including me. If you have any questions about the Tender Offer, please contact the Equity Programs team at “Equity Programs” on Diamond’s internal email system or Karen McLaughlin by telephone at (312) 255-5071.

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